UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 5)

TENDER OFFER STATEMENT

under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

SILGAN HOLDINGS INC.

(Name of Subject Company (Issuer))

SILGAN HOLDINGS INC.

(Name of Filing Persons (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

827048 10 9

(CUSIP Number of Class of Securities)

Frank W. Hogan, III, Esq.

Senior Vice President, General Counsel and Secretary

Silgan Holdings Inc.

4 Landmark Square

Stamford, Connecticut 06901

(203) 975-7110

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Robert J. Rawn

Winston & Strawn LLP

200 Park Avenue

New York, New York 10166

(212) 294-6700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$269,426,928.75	$31,226.58

*	The transaction value is calculated only for purposes of determining the amount of the filing fee. This amount is calculated based on the dollar amount to be used in the purchase of shares in the tender offer described in this Schedule TO.
**	The amount of the filing fee has been calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $146,792	Filing Party: Silgan Holdings Inc.
Form or Registration No.: 333-174624	Date Filed: May 31, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on October 17, 2016, as amended by Amendment No. 1 to Schedule TO filed with the SEC on October 26, 2016 (“Amendment No. 1”), as amended by Amendment No. 2 to Schedule TO filed with the SEC on November 3, 2016 (“Amendment No. 2”), as amended by Amendment No. 3 to Schedule TO filed with the SEC on November 8, 2016 (“Amendment No. 3”) and as amended by Amendment No. 4 to Schedule TO filed with the SEC on November 16, 2016 (“Amendment No. 4; and as so amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 and as further amended hereby, the “Schedule TO”), by Silgan Holdings Inc. (“Silgan” or the “Company”). The Schedule TO relates to the tender offer by Silgan to purchase shares of its common stock, par value $0.01 per share, for an aggregate purchase price of up to $250 million at a price not less than $45.50 per share nor greater than $52.25 per share, to the sellers in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated October 17, 2016 (the “Offer to Purchase”), filed as Exhibit (a)(1)(A) to the Schedule TO, and the letter of transmittal, dated October 17, 2016, filed as Exhibit (a)(1)(B) to the Schedule TO, which together, as each may be amended or supplemented from time to time, constitute the tender offer (the “Offer”).

This Amendment No. 5 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended. All information in the Offer, including all schedules and annexes thereto, which was previously filed with the Schedule TO is hereby expressly incorporated by reference into this Amendment No. 5, except that such information is hereby amended and supplemented to the extent specifically provided for herein.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph to the end thereof:

“The Offer expired at 5:00 p.m., New York Time, on Tuesday, November 15, 2016. Based on the final count by the depositary for the Offer, Silgan has accepted for purchase 5,308,905 shares of its common stock at a price of $50.75 per share in the Offer, for a total purchase price of approximately $269.4 million, excluding fees and expenses relating to the Offer. Included in the 5,308,905 shares accepted for purchase in the Offer are 382,797 shares that Silgan elected to purchase pursuant to its right to purchase up to an additional two percent of its outstanding shares of common stock in the Offer. The shares purchased in the Offer represent approximately 8.8 percent of Silgan’s outstanding common stock as of November 21, 2016. Following settlement of the Offer, Silgan will have 55,051,158 shares of its common stock outstanding.”

Item 11. Additional Information

On November 21, 2016, Silgan issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., New York time, on Tuesday, November 15, 2016. The full text of this press release, attached as Exhibit (a)(5)(D) hereto, is incorporated herein by reference.

Item 12. Exhibits

The Exhibit Index of the Schedule TO is hereby amended to add the following exhibit to the Exhibit Index:

Exhibit (a)(5)(D)—Press Release dated November 21, 2016 (incorporated by reference to Exhibit 99.1 filed with the Company’s Current Report on Form 8-K, dated November 21, 2016).

A restatement of the Exhibit Index, giving effect to the above addition, is included in this Amendment No. 5 following the signature page hereto.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Silgan Holdings Inc.

Dated: November 21, 2016	By:	/s/ ROBERT B. LEWIS
	Name:	Robert B. Lewis
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Document

(a)(1)(A)*	Offer to Purchase dated October 17, 2016.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)(A)*	Summary Advertisement.

(a)(5)(B)	Press Release dated October 17, 2016 (incorporated by reference to Exhibit 99.1 filed with the Company’s Schedule TO-C, dated October 17, 2016).

(a)(5)(C)	Press Release dated November 16, 2016 (incorporated by reference to Exhibit 99.1 filed with the Company’s Current Report on Form 8-K, dated November 16, 2016).

(a)(5)(D)	Press Release dated November 21, 2016 (incorporated by reference to Exhibit 99.1 filed with the Company’s Current Report on Form 8-K, dated November 21, 2016).

(b)(1)	Credit Agreement, dated as of January 14, 2014, among Silgan Holdings Inc., Silgan Containers LLC, Silgan Plastics LLC, Silgan Containers Manufacturing Corporation, Silgan Can Company, Silgan Plastics Canada Inc., Silgan Holdings B.V., Silgan International Holdings B.V., each other revolving borrower party thereto from time to time, each other incremental term loan borrower party thereto from time to time, various lenders party thereto from time to time, Wells Fargo Bank, National Association, as Administrative Agent, Bank of America, N.A., as Syndication Agent, Citigroup Global Markets Inc. and Goldman Sachs Bank USA, as Co-Documentation Agents, and Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Goldman Sachs Bank USA, as Joint Lead Arrangers and Joint Bookrunners (incorporated by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K, dated January 21, 2014).

(d)(1)	Silgan Holdings Inc. Amended and Restated 2004 Stock Incentive Plan (incorporated by reference to Appendix A of the Company’s Definitive Proxy Statement on Schedule 14A, dated April 21, 2015, Commission File No. 000-22117).

(d)(2)	Indenture, dated as of March 23, 2012, by and between Silgan Holdings Inc. and U.S. Bank National Association, as trustee, with respect to the 5% Senior Notes due 2020 (incorporated by reference to Exhibit 4.1 filed with the Company’s Current Report on Form 8-K, dated March 29, 2012).

(d)(3)	Indenture, dated as of September 9, 2013, by and between Silgan Holdings Inc. and U.S. Bank National Association, as trustee, with respect to the 5 1⁄2% Senior Notes due 2022 (incorporated by reference to Exhibit 4.1 filed with the Company’s Current Report on Form 8-K, dated September 13, 2013).

(d)(4)	Amended and Restated Stockholders Agreement, dated as of November 6, 2001, among R. Philip Silver, D. Greg Horrigan and Silgan Holdings Inc. (incorporated by reference to Exhibit 10.1 filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2001).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with Silgan Holdings Inc.’s Tender Offer Statement on Schedule TO filed on October 17, 2016.